UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 18)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	Name of Reporting Person AB Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization NEW JERSEY

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 224,855
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 224,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.60%
14	Type of Reporting Person PN

1	Name of Reporting Person AB Value Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 460,189*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.38%
14	Type of Reporting Person OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	Name of Reporting Person Andrew Berger
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,658
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 17,658
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 477,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.66%
14	Type of Reporting Person IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

The following constitutes amendment number 18 to the Schedule 13D filed by the undersigned (“Amendment No. 18”). This Amendment No. 18 amends the Schedule 13D, as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 14, 2022, the AB Value-Radoff Group, Mr. Berger, and Mary Bradley entered into a Settlement Agreement and Release (the “Settlement Agreement”) with the Issuer. Pursuant to the Settlement Agreement, the AB Value-Radoff Group may designate a female director candidate (the “New Director”) who has at least 5 years of fast-moving consumer goods franchise operational experience and 3 years of prior public company board experience. The New Director must also qualify as an independent director under Rule 5605 of the Nasdaq Listing Rules (the “Applicable Criteria”), subject to the Board’s reasonable approval (such approval not to be unreasonably withheld). The Issuer agreed, among other things, to appoint the New Director to the Board within 10 business days following the New Director’s satisfactory completion of certain customary onboarding requirements, and the term of the New Director will expire at the 2023 Annual Meeting. The Issuer further agreed (i) to nominate the New Director for election at the 2023 Annual Meeting and the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) and (ii) that the Board will take the necessary steps to appoint the New Director to the Nominating and Corporate Governance Committee and Audit Committee of the Board, subject to the Board’s reasonable approval (such approval not to be unreasonably withheld) and the New Director’s qualifications to serve on such committees under applicable rules and regulations.

Pursuant to the Settlement Agreement, the AB Value-Radoff Group has certain customary replacement rights during the Standstill Period (as defined below) in the event the New Director is unable to serve on the Board for any reason or if the Board determines, in the good faith exercise of the directors’ fiduciary duties, to not nominate such person for election at the 2023 Annual Meeting and/or the 2024 Annual Meeting. Any replacement director (a “Replacement Director”) identified by the AB Value-Radoff Group must be a female director candidate who meets the Applicable Criteria and must be reasonably acceptable to the Board and the Nominating and Corporate Governance Committee of the Board (such acceptance not to be unreasonably withheld).

Pursuant to the Settlement Agreement, the parties to the Settlement Agreement, as well as each of their respective current, former, and future affiliates and associates, among other parties, agreed to full mutual releases and discharges of any and all claims, whether known or unknown, from the beginning of time to the date of the Settlement Agreement, except with respect to that certain demand for books and records pursuant to Section 220 of the Delaware General Corporation Law previously submitted by Mr. Radoff to the Issuer dated November 9, 2022 (the “220 Demand”) or any claims, counterclaims, causes of action, defenses or other rights or obligations related to the 220 Demand.

The Issuer agreed to dismiss the lawsuit filed by the Issuer on September 28, 2022, in the Court of Chancery of the State of Delaware against the AB Value-Radoff Group, Mr. Berger and Ms. Bradley. AB Value agreed to dismiss the lawsuit filed by AB Value on September 23, 2021, in the Court of Chancery of the State of Delaware, against the Issuer and certain of its former and current directors.

Upon execution of the Settlement Agreement, the AB Value-Radoff Group became subject to certain standstill restrictions from the date of the Settlement Agreement until 45 days prior to the beginning of the Issuer’s advance notice period for the nomination of directors at the 2025 annual meeting of stockholders (the “Standstill Period”). During the Standstill Period, each of the members of the AB Value-Radoff Group also agreed to vote his or its Shares in accordance with the Board’s recommendations with respect to each matter to be voted on at any meetings of stockholders; provided, however, that in the event (i) Institutional Shareholder Services Inc. and Glass Lewis & Co, LLC recommend otherwise with respect to any proposal (other than the election of directors), (ii) of stockholder proposed amendments to the Issuer’s Organizational Documents (as defined in the Settlement Agreement) that limit stockholder votes, or (iii) of an Extraordinary Transaction (as defined in the Settlement Agreement), each of the members of the AB Value-Radoff Group are permitted to vote in his or its sole discretion. During the Standstill Period, AB Value Partners and AB Value Management agreed not to acquire an aggregate beneficial ownership of more than 10.0% of the outstanding Shares during the term of the Settlement Agreement.

Pursuant to the Settlement Agreement, the Issuer agreed to reimburse the AB Value-Radoff Group for its expenses in connection with the negotiation, execution, and effectuation of the Settlement Agreement and the transactions contemplated thereby in the amount of $1,075,000. The Settlement Agreement will remain in effect until the date that is earliest of (i) the end of the Standstill Period and (ii) five days after a party that has Materially Breached (as defined in the Settlement Agreement) the Settlement Agreement receives notice from the non-breaching party providing notice of termination of the Settlement Agreement.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

(a) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment No. 18 is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 477,847 shares of Common Stock, representing approximately 7.66% of the issued and outstanding shares of Common Stock based upon 6,238,776 Shares outstanding as of October 10, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 14, 2022.

By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners. By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(b) Each of AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Mr. Berger has the sole power to vote or dispose of the 17,658 Shares beneficially owned by him.

(c) None of the Reporting Persons have effected any transactions in the securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 14, 2022, the AB Value-Radoff Group, Mr. Berger, Ms. Bradley and the Issuer entered into the Settlement Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement and Release, by and among Bradley L. Radoff, Andrew T. Berger, AB Value Partners, LP, AB Value Management LLC, Mary Bradley and Rocky Mountain Chocolate Factory Inc., dated December 14, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger